UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Coinvest Labs LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    June 30, 2017

Physical address of issuer
1424 Charlotte Way, Carrollton, TX 75007

Website of issuer
coinve.st

Current number of employees
0

	Most recent fiscal year-end (ending December 31, 2018)	Prior fiscal year-end (ending December 31, 2017)
Total Assets	$358,805.00	$0.00
Cash & Cash Equivalents	$288,084.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,417,661.00	-$11,119.00

<p align="center">**APRIL 30, 2019**</p>

<p align="center">**FORM C-AR**</p>

<p align="center">**Coinvest Labs LLC**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Coinvest Labs LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at coinve.st no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Coinvest Labs LLC (the "Company") is a Texas Limited Liability Company, formed on June 30, 2017.

The Company is located at 1424 Charlotte Way, Carrollton, TX 75007.

The Company's website is coinve.st.

The information available on or through our website is not a part of this Form C-AR.

The Business

Coinvest Labs LLC (the "Company" or "Coinvest Labs") is a Texas limited liability company formed on June 30, 2017, with its principal place of business located at 1424 Charlotte Way, Carrollton, TX 75007. The Company is the research and development subsidiary of its parent company. Coinvest LLC ("Coinvest' or "parent company"), which is working to develop a decentralized investment trading platform that uses smart contracts and blockchain technology to enable users to invest in cryptonized assets using one token known as "COIN" (the "Token"). Coinvest Labs is expected to generate revenue from licensing or selling its products and services after registration with the appropriate regulatory bodies in compliance with all applicable laws Coinvest Labs aids in the research and development of the future decentralized investment trading platform that uses smart contracts and blockchain technology that will enable users to invest cryptonized assets. Coinvest Labs will license and sell its products and services to its parent company. Coinvest Labs houses the engineering resources, technology and intellectual property for use by the Coinvest group of companies. The company expects to receive compensation for services rendered.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. The Company is a technology development company and the research and development subsidiary of Coinvest LLC. Company revenue is obtained from its parent company and primary customer, Coinvest LLC. The Company develops technology in the financial services sector that is used by its parent company. The core products in the parent company's portfolio include, but are not limited to, a software wallet, decentralized investment trading platform, and centralized exchange. We rely on funding from our parent company to fund our operations.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities to support our parent company, Coinvest LLC. This includes, but is not limited to, office space, additional employees, and operational expenses needed to support the development of features in the current product portfolio as well as future products.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any legal claims and our intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Lack of demand for and market acceptance of our products and technologies.

*The success and existence of our parent company as they are our primary source of funding and revenue.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations, we might be required to relinquish significant rights to our technologies or product candidates, on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Texas on June 30, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kevin Huynh and Byron Levels who are CEO and CTO of the Company. The Company has or intends to enter into employment agreements with Kevin Huynh and Byron Levels although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kevin Huynh and Byron Levels or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

We have no past operating history, therefore there is no accurate indicator of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the blockchain industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the financial technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights or commit other legal or regulatory infractions.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which cryptocurrencies are treated for classification and clearing purposes.

In particular, cryptocurrencies may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and

implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new

products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Coinvest Labs LLC (the "Company" or "Coinvest Labs") is a Texas limited liability company formed on June 30, 2017, with its principal place of business located at 1424 Charlotte Way, Carrollton, TX 75007. The Company is the research and development subsidiary of its parent company. Coinvest LLC ("Coinvest' or "parent company"), which is working to develop a decentralized investment trading platform that uses smart contracts and blockchain technology to enable users to invest in cryptonized assets using one token known as "COIN" (the "Token"). The Company is expected to generate revenue from licensing or selling its products and services after registration with the appropriate regulatory bodies in compliance with all applicable laws The Company aids in the research and development of the future decentralized investment trading platform that uses smart contracts and blockchain technology that will enable users to invest cryptonized assets. The Company will license and sell its products and services to its parent company. Coinvest Labs houses the engineering resources, technology and intellectual property for use by the Coinvest group of companies. The company expects to receive compensation for services rendered.

Business Plan

Coinvest Trade is a trading platform that will enable users to perform investment transactions through a decentralized process managed by smart contracts. The Company aims to create a future where users have one wallet and one token, that will enable anyone to create a digital investment portfolio to invest in hundreds of cryptocurrencies without holding the underlying asset itself, thereby reducing the cost, risk, and complexity associated with investing in cryptocurrencies on centralized exchanges or investment funds. Centralized third parties that are often needed in traditional investment use cases will be replaced with smart contracts that act as autonomous agents and programmatically compensate all users, Investors, and owners within the entire Coinvest Labs ecosystem.

History of the Business

Coinvest Labs was founded on June 30. 2017 by Microsoft alumnus Dzuy (Damon) Nam Huynh, to simplify the process of investing in cryptocurrencies. In an effort to democratize cryptocurrencies and make them more accessible to the public. Coinvest Labs is developing a wallet and trading platform that empower users to invest in hundreds of different cryptonized assets and indexes using only one token known as COIN.

The Company's Products and/or Services

Coinvest Labs has completed development of the Token, the related smart contracts and protocol, and has released a beta version of the Coinvest Labs wallet, trading platform, and exchange in Q1 of 2019.

Coinvest Labs operates as an online business and will provide services and products via the internet.

Competition

The Company's primary competitors include centralized and decentralized exchanges such as Coinbase and Binance, as well as companies that develop software wallets, such as Metamask and Myetherwallet.

The Company is competing as a new entrant to the blockchain and cryptocurrency industry where we promote our ease of use, simplicity and flat rate fees. We also have a distinctive user interface along and experience that will serve the current market in new ways.

Supply Chain and Customer Base

The Company is a research and development subsidiary of Coinvest. The Company provides research to and develops intellectual property for Coinvest, and in exchange, obtains funding from Coinvest. In addition, Coinvest pays the salaries of its employees to provide support and services to the Company.

The Company's customers are mainstream consumers that are new to the industry and beginning to adopt cryptocurrency and blockchain technology.

Intellectual Property

The Company is dependent on the following intellectual property:

Coinvest Labs LLC has developed a variety of technology assets that are both open-sourced and private. This includes, but is not limited to the Company's COIN protocol, smart contracts, DApps tools and more. A full list of the Company's product portfolio and intellectual property are as follows:
• COIN protocol
• COIN smart contracts
• COIN balance explorer
• Coinvest website
• CoinDNA website
• Coinvest (wallet and derivatives trading platform)
• Coinvest Plus (exchange)
• Coinvest Vault (hardware wallet)
• Coinvest Assistant (wallet and web application to support Coinvest Vault)

• Coinvest Safe (children's wallet)

Governmental/Regulatory Approval and Compliance

Future regulation in regard to digital assets remains to be unseen and uncertain and could have adverse effects on the business, but the Company aspires to be a global leader in compliance in the evolving landscape of regulation in the blockchain industry. We are registered with the US SEC, FINRA, FINCEN, etc. to protect our users best interests.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1424 Charlotte Way, Carrollton, TX 75007.

The Company conducts business in Texas.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dzuy (Damon) Nam Huynh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and Founder, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Microsoft Corporation: 1999 - 2015 Served as US Partner Services Program Director from February 2008 to 2015. Was responsible for a $90M book of business and over 70 partner organizations; responsible for partner business development and resource management for the US services subsidiary. Managed program scorecard to drive business KPI's such as revenue, margin and partner satisfaction. Built and managed executive relationships with partner and internal stakeholders within the program, including recurring business reviews to ensure alignment with program commitment and objectives. Evangelized and collaborated cross-group across multiple internal organizations, involving procurement, operations, services, and sales. Managed partner demand pipelines involving workforce planning forecast analysis and supply.

Verse Chat: 2015-2017 Served as the CEO from February 2015 to March 2017. Was responsible for creating and driving the vision and mission for the company and overseeing all core aspects of the business, including sales, marketing, operations, design, and development. Developed all solutions requirements and wireframes for the product and managed talent recruitment for the company. Built and managed investor relationship with angel and venture capitalist firms and managed overall project timelines and financial reporting.

Coinvest LLC, Executive Director and Founder, 2017 – Present

Education

Southern Methodist University - Undergraduate School

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dzuy (Damon) Nam Huynh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and Founder, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Microsoft Corporation: 1999 - 2015 Served as US Partner Services Program Director from February 2008 to 2015. Was responsible for a $90M book of business and over 70 partner organizations; responsible for partner business development and resource management for the US services subsidiary. Managed program scorecard to drive business KPI's such as revenue, margin and partner satisfaction. Built and managed executive relationships with partner and internal stakeholders within the program, including recurring business reviews to ensure alignment with program commitment and objectives. Evangelized and collaborated cross-group across multiple internal organizations, involving procurement, operations, services, and sales. Managed partner demand pipelines involving workforce planning forecast analysis and supply.

Verse Chat: 2015-2017 Served as the CEO from February 2015 to March 2017. Was responsible for creating and driving the vision and mission for the company and overseeing all core aspects of the business, including sales, marketing, operations, design, and development. Developed all solutions requirements and wireframes for the product and managed talent recruitment for the company. Built and managed investor relationship with angel and venture capitalist firms and managed overall project timelines and financial reporting.

Coinvest LLC, Executive Director and Founder, 2017 – Present

Education

Southern Methodist University - Undergraduate School

Name

Kevin Huynh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Hotels.com, Senior Online Marketing Analyst, July 2015 - March 2018

Education

Carnegie Mellon University - Graduate School
Southern Methodist University - Undergraduate School

Name

Byron Levels

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Modus Digital Media Group, Owner, July 2008 - Present

Education

University of Texas at Arlington - Undergraduate School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	All members vote with their membership interests. The Managing Member may act unanimously unless provided otherwise by law.
Anti-Dilution Rights	None

Securities issued pursuant to Regulation CF:

Type of security	DPAs (Debt Payable by Assets)
Amount outstanding	1,715,017
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Personal Loan
Name of creditor	Damon Huynh
Amount outstanding	$11,119.00
Interest rate and payment schedule	0%, N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $11,119.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	9,000,000	$5,000,000	Development, Asset collateralization, Operations	March 9, 2018	Rule 506(c)
DPAs (Debt Payable by Assets)	1,715,017	$1,069,975	Development, Asset collateralization, Operations	April 29, 2018	Regulation CF

Ownership

The Company is 100% owned by the parent company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Coinvest LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Coinvest has just released products into the marketplace and are currently undergoing efforts to gain adoption. Primary expenses to date have consisted of development and operations. Coinvest has generated little revenue since Q1 2019, upon the launch of its products and services, and is looking to continue to develop and provide a unique value proposition in the crypto space.

Coinvest Labsfunding is obtained from its parent company. Coinvest LLC provides funding to the Company in exchange for the Company's research and development of products for use by the parent company. Primary expenses to date have consisted of development and operations. Coinvest Labs has generated some revenue from the development and launch of products by Coinvest LLC in Q1 2019. The business objectives during this period include, but are not limited to, the development and launch of the Coinvest software wallet decentralized investment trading platform, and centralized exchange.

Liquidity and Capital Resources

On 04/29/2018   the Company conducted an offering pursuant to Regulation CF and raised $1,069,975.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company does not have any additional sources of capital other than the proceeds from the Offering and funding provided by its parent company, including for the payment of salaries of its employees who provide support and services to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Damon Nam
Relationship to the Company	Executive Director and Founder of the Company
Total amount of money involved	N/A
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	The Company was formed on June 30, 2017 with Damon Nam as the owner of 100% of the Company's limited liability company interests. Damon Nani and the Company's parent company, Coinvest LLC, entered into a Membership Interest Transfer Agreement effective as of January 1, 2018 whereby 100% of the membership interests of the Company were transferred from Mr. Nam to Coinvest LLC on an arms' length basis, pursuant to an exemption from registration under Rule 506(b) of Regulation D.

Related Person/Entity	Damon Nam
Relationship to the Company	Executive Director and Founder of the Company
Total amount of money involved	$11,119.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Capital
Description of the transaction	Personal loan made by Damon Nam to the Company with no interest rate or maturity date.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dzuy (Damon) Nam Huynh
(Signature)

Dzuy (Damon) Nam Huynh
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dzuy (Damon) Nam Huynh
(Signature)

Dzuy (Damon) Nam Huynh
(Name)

CEO
(Title)

4/30/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Dzuy (Damon) Nam Huynh, being the founder of Coinvest Labs LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Dzuy (Damon) Nam Huynh
(Signature)

Dzuy (Damon) Nam Huynh
(Name)

CEO
(Title)

4/30/19
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Coinvest Labs, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents		288,084
Raw Materials	$	60,010
Total Current Assets		348,094

PROPERTY, PLANT & EQUIPMENT

Equipment		16,068
Less: accum depreciation	$	(5,356)
Prop, Plant & Equip - net		10,712
TOTAL ASSETS	$	358,805

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Current Liabilities:

Accrued expenses	$	11,119
Total Current Liabilities		11,119
TOTAL LIABILITIES		-

Members' Equity:

Converted Note		1,069,975
Earnings		(1,417,661)
Total Members' Equity		(347,686)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	(347,686)

Coinvest Labs, LLC
Balance Sheet
December 31, 2018

Revenues

Cost of revenues	-
Other Revenue	1,157,324
Gross Profit	1,157,324

Operating Expenses

General and administrative	2,457,995
Sales and marketing	15,532
Depreciation Expense	5,356
Organizational expenses	96,103
Total Operating Expenses	2,574,986
Operating Income	(1,417,661)
Provision for Income Taxes	-
Net Loss	$ (1,417,661)